Exhibit No. 11   Computation of Earnings Per Common Share




                                               THREE MONTHS ENDED
                                                 MARCH 31, 1995




     Net income available
     for common shareholders                          $   14,000

     Average common shares outstanding                   374,275

     Income per common share                          $     0.04